Unify Corporation
1420 Rocky Ridge Drive, Suite 380
Roseville, California 95661
T 916-218-4700

Todd E. Wille
Chief Executive Officer

May 14, 2009
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Mr. Ryan Houseal, Esq.

Re:	Unify Corporation
Registration Statement on Form S-4
Filed April 28, 2009
File No. 333-158848

Ladies and Gentlemen:

     On behalf of Unify Corporation, a Delaware corporation (the “Company”), the undersigned respectfully requests that the United States Securities and Exchange Commission (the “Commission”) take such action as may be required so that the Company’s Registration Statement on Form S-4 (File No. 333-158848) (the “Registration Statement”) shall become effective under the Securities Act of 1933, as amended, on May 14, 2009, at 3:00 p.m., EDT, or as soon thereafter as practicable.

     The Company hereby acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

UNIFY CORPORATION

By:	/s/ Todd E. Wille
Name: Todd E. Wille
Title: Chief Executive Officer